

BRITISH AMERICAN
TOBACCO

BAT Industries

GC/KC/ref flies/SEC


SEC MAIL PROCESSING
RECEIVED
NOV 0 3 2005
WASH. D.C.
SECTION

24 October 2005

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Tel +44 (0)20 7845 1000
Fax +44 (0)20 7240 0555
www.bat.com

Securities & Exchange Commission
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA

FILE No.
82-33


05012315

SUPPL

Dear Sirs

File 82-33

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose two announcements which were filed with the London Stock Exchange on 21 October 2005.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

PROCESSED
NOV 0 7 2005
THOMSON
FINANCIAL

A C Girling
Deputy Secretary

Attached: British American Tobacco Increases shareholding in Skandinavisk Tobakskompagni
Imperial Tobacco Canada to close manufacturing plants

BRITISH AMERICAN TOBACCO

news release

www.bat.com

For immediate release: Friday 21 October 2005

British American Tobacco Increases shareholding in Skandinavisk Tobakskompagni

British American Tobacco has exercised its pre-emption rights over part of Andresen Holdings' shareholding in Skandinavisk Tobakskompagni (STK). As a result, the Group's shareholding in STK will increase from 26.6 per cent to 32.3 per cent, at a purchase price of €140 million (£95 million).

ENQUIRIES

British American Tobacco Press Office
David Betteridge / Teresa La Thangue / Emily Brand
+44 (0) 20 7845 2888 (24 hours)

Investor Relations
Ralph Edmondson/Rachael Cummins
+44 (0) 20 7845 1180 or 1519

Notes to editors

- STK has been an associate company of British American Tobacco since 1972. STK, a privately controlled company, is among Denmark's largest international businesses and mainly engaged in the production and sales of tobacco products.
- British American Tobacco was advised on this transaction by Deutsche Bank AG London Branch and HSBC Bank plc.


SEC MAIL PROCESSING
RECEIVED
NOV 0 3 2005

BRITISH AMERICAN TOBACCO

FILE No. 82-33

news release

www.bat.com

For immediate release: Friday, 21 October 2005

Imperial Tobacco Canada to close manufacturing plants

British American Tobacco's Canadian subsidiary is to close its manufacturing facilities in Canada.

Imperial Tobacco Canada said late yesterday it has decided to close its cigarette factory in Guelph, Ontario, in 2006 and its fine cut / roll-your-own and leaf processing operations in Aylmer, Ontario, in 2007, as a result of the on-going decline in sales industry-wide. Since 2000 the company's volumes have declined 38 per cent.

Imperial Tobacco Canada will transfer production to British American Tobacco Mexico's Monterrey plant. Mexico is one of the parties to the North American Free Trade Agreement (NAFTA).

As a result of the closures, approximately 650 employees will be directly affected – comprising 555 jobs in Guelph, 80 in Aylmer, and approximately 15 in Montreal head office, depending on the final impact of the plant closures.

This announcement will create restructuring charges of approximately £200 million during the next three years, with the largest portion to be taken before the end of 2005. Annual savings, once full benefits have been realised, would be approximately £40 million.

ENQUIRIES

British American Tobacco Press Office
David Betteridge / Teresa La Thangue / Emily Brand
+44 (0) 20 7845 2888

Investor Relations
Ralph Edmondson / Rachael Cummins
+44 (0) 20 7845 1180 or 1519.


SEC MAIL
RECEIVED
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SECTION


RECEIVED
NOV 0 2 2005

November 1 , 2005

To our shareholders

2-1, Toranomon 2-chome Minato-ku, Tokyo
JAPAN TOBACCO INC.
Katsuhiko Honda, President and
Representative Director

Notice of the Resolution of the Board of Directors concerning the Payment of the Interim Dividend.

We are pleased to inform you that at the meeting of our board of directors, held on October 31, 2005, the resolution concerning the interim dividend for 21st fiscal year (from April 1, 2005 to March 31, 2006) passed as follows.

Furthermore, on October 31, 2005, we obtained the approval of the Minister of Finance in respect of the payment of the interim dividend, as required by the Japan Tobacco Inc. Law.

Particulars

Subject to Article 27 of our Articles of Incorporation, we will pay the interim dividend to the shareholders or the registered pledges whose names appear on the register of shareholders and the register of beneficial shareholders as of September 30, 2005 as follows.

1. the amount of the interim dividend 7,000yen per one share
2. the effective date and the starting date of the payment of interim dividend
   December 1, 2005 (Thursday)

Payment of the interim dividend

A note of the payment of the interim dividend by postal transfer, or an account of the interim dividend (in case that transfer was already appointed), will be sent to the registered address on November 30, 2005.



JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
Associate General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292


SEC MAIL PROCESSING
RECEIVED
NOV 02 2005
WASH, D.C. 192 SECTION

FOR IMMEDIATE RELEASE

JT Reports International Tobacco Business Results for January - September 2005

Tokyo, October 31, 2005 -- Japan Tobacco Inc. (JT) (TSE: 2914) announced today its international tobacco business results for the nine-month period between January 1 and September 30, 2005[1].

In the first nine months of the year, ending on September 30, 2005, JT's international tobacco business sustained its growth momentum, as its Global Flagship Brands (GFBs - Camel, Winston, Mild Seven and Salem), on which the company places strategic emphasis, continued to deliver growth.

Total sales volume for the first nine months increased 3.9 percent from the same period last year, to 163.5 billion cigarettes, thanks to sales volume growth in Russia, Iran, Ukraine and Taiwan. This offset tax hike induced decreases in the Philippines, Turkey and Korea. GFB sales volume increased 2.2 percent to 99.2 billion cigarettes, mainly driven by the growth of Winston in Russia, Iran, Ukraine and Italy; Camel in Italy and Russia; and Mild Seven in Taiwan.

Net sales including tax increased 10.8 percent to US$6,014 million, and net sales excluding tax were up 12.7 percent to US$3,299 million. In addition, net sales per thousand cigarettes, excluding tax, increased by US$1.60 from the same period last year to US$20.20.

International results for the quarter and the nine-month total to September 30, 2005
(after consolidation adjustment / Jul-Sep and total results are preliminary)

	Jan-Mar	Apr-Jun	Jul-Sep	Nine-Month Total
Total sales volume[2] (billions of cigarettes)	49.0	55.6	59.0	163.5
GFB sales volume[2] (billions of cigarettes)	30.3	34.0	34.9	99.2
Net sales, including tax[3] (millions of US$)	1,880	2,050	2,084	6,014
Net sales, excluding tax[3] (millions of US$)	1,019	1,130	1,150	3,299
Net sales per thousand cigarettes, excluding tax [4] (US$)	20.8	20.3	19.5	20.2

[1] In JT's interim financial results, announced today, the January – June international tobacco business results are consolidated.
[2] Sales volume of JTI products (Camel, Winston, Salem etc.) for the Japan market and Japanese duty free from the beginning of May 2005 and on, are excluded from the table above because their sales were integrated into the domestic tobacco business, beginning May 2005.
[3] These sales figures do not include sales of JTI products for the Japan market, as sales of JTI products for Japan market have been and continue to be incorporated into the domestic tobacco business.
[4] Net sales per thousand cigarettes, excluding tax = Net sales, excluding tax / Total sales volume*1000.



(Reference)

International quarterly and full fiscal year results for the year that ended December 31, 2004

(after consolidation adjustment)

	2004 Results				
	Jan - Mar	Apr - Jun	Jul - Sep	Oct - Dec	Total
Total sales volume (billions of cigarettes)	48.1	53.4	55.9	54.9	212.4
GFB sales volume (billions of cigarettes)	30.0	32.7	34.3	34.3	131.4
Net sales, including tax (millions of US$)	1,708	1,807	1,914	1,858	7,287
Net sales, excluding tax (millions of US$)	914	990	1,022	1,017	3,943
Net sales per thousand cigarettes, excluding tax (US$)	19.0	18.5	18.3	18.5	18.6

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.664 trillion in the fiscal year ended March 31, 2005.